Exhibit 21.1

WESTROCK COFFEE COMPANY

List of Subsidiaries

(All subsidiaries are 100% owned unless otherwise noted)

Name	Jurisdiction of Incorporation or Formation
Westrock Beverage Solutions, LLC	Delaware
Westrock Coffee & Tea International Limited	United Kingdom
Westrock Coffee Roasting, LLC	Arkansas
Westrock Beverage Company, LLC	Arkansas
S. & D. Coffee, Inc. (d/b/a Westrock Coffee)	North Carolina
Westrock Coffee & Tea Singapore Pte. Ltd.	Singapore
Westrock Coffee & Tea Malaysia Sdn. Bhd.	Malaysia
Westrock Coffee International, LLC	Arkansas
Tembo Coffee Company Ltd	Tanzania
Rwanda Trading Company SA	Rwanda
Falcon Coffees Limited (85% ownership)	United Kingdom
Falcon Coffees Asia Sdn. Bhd. (85%)	Malaysia
Falcon Coffees Europe GmbH (85%)	Germany
Falcon Coffees Peru SRL (85%)	Peru
Origin Merger Sub II, LLC	Delaware
Kohana Coffee, LLC	Texas